Contact

www.linkedin.com/in/andrew-culp-a9297b29 (LinkedIn)

Andrew Culp

Physician, Inventor

Madison, Wisconsin, United States

Experience

Pivotal Healthcare

3 years 6 months

Chief Medical Officer

April 2021 - Present (3 years 4 months)

Chief Medical Officer

February 2021 - Present (3 years 6 months)

Middleton, Wisconsin, United States

L'Eau Tech

Principal

September 2018 - Present (5 years 11 months)

Madison, Wisconsin, United States

Developing innovative devices to simply patient care.

Sauk Prairie Healthcare

6 years 7 months

Emergency Physician

February 2021 - Present (3 years 6 months)

Prairie du Sac, WI

Emergency Physician

January 2018 - February 2021 (3 years 2 months)

Prairie du Sac, WI